DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

RECEIVED
2007 APR -3 A 9:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11E

Heerlen (NL), 19 March 2007

DSM receives request for judicial inquiry regarding loyalty dividend

Royal DSM N.V. (DSM) today received a copy of Franklin Mutual's request to the Enterprise Section of the Amsterdam Court of Appeals, in which the Court is being asked to start a judicial inquiry. The request was made in connection with DSM's proposal to introduce a loyalty dividend program. This proposal is on the agenda for DSM's Annual General Meeting of Shareholders (AGM) to be held on 28 March 2007 in Heerlen (Netherlands).

In the request, Franklin Mutual is asking the Court to start an inquiry to establish whether the decision-making process regarding this loyalty dividend program has been valid and whether the program can be implemented. Franklin Mutual is also asking the Court to order DSM not to put the proposal to the AGM pending the inquiry. The hearing by the Enterprise Section of the Amsterdam Court of Appeals has been scheduled for 22 March 2007.

DSM regrets the fact that Franklin Mutual is seeking judicial intervention to prevent the shareholders from making a decision on the proposal. In DSM's opinion, it is primarily up to the shareholders to accept or reject the proposed loyalty dividend program, and the company would therefore like to leave the decision-making on this issue to the AGM. Of course, DSM will help ensure due process of law and will comply with any ruling made by the Court.

For more information:

SUPPL

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

07022111

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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